Ms. Mara Ransom

Office Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

May 20, 2021

Re:	California Tequila, Inc. Offering Statement on Form 1-A Filed March 4, 2021 File No. 024-11474

Dear Ms. Ransom,

Thank you for your comments dated March 31, 2021 regarding the Offering Statement of California Tequila, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Offering Statement on Form 1-A filed March 4, 2021

Commissions and Discounts, page 16

1.	The notes to the Fee Table and disclosure here indicates that “the company will pay a cash commission of 3.5% to StartEngine Primary on sales of the Class B Non-Voting Common Stock.” In addition to the cash commission of 3.5% paid by the company to SmartEngine, disclosure indicates that StartEngine Primary will charge investors a non-refundable processing fee equal to 3.5% of the amount they invest at the time they subscribe in the securities. Please clarify whether the non-refundable processing fee equal to 3.5% charged to investors, equal to $0.28 per share, will be paid by investors. If so, please revise the offering price on the cover page to reflect the offering price per share after accounting for the cash commission/processing fee paid by the investor to StartEnginge Primary. Confirm that the cash commission/processing fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act. In the alternative, provide a detailed analysis as to why the cash commission should not be included in the aggregate purchase price.

The Company has revised the offering price on the cover page to reflect the offering price per share after accounting for the processing fee paid by the investor to StartEngine Primary. The processing fee is included in the aggregate purchase price paid by an investor when calculating the maximum amount that investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.

Description of Property, page 38

2. We note your disclosure which states you own $2.4 million worth of inventory stored in facilities in California and Mexico. Please explain to us why this amount is not reflected in your balance sheet for any period presented. It appears you should remove references to any inventories for which you do not hold legal title. Based on other disclosures in your filing, it appears you are an importer of finished product from Mexico and you do not own the distillery that produces the AsomBroso brand. It may be helpful to investors to add disclosure in the "Description of the Business" section, to clarify your business relationship with the distillery including partnership agreements, bottling arrangements, etc., and the key terms of such agreements.

The Company has updated the information on page 38 to state that it owns $1,000,000 worth of inventory stored in facilities in California and Mexico. In addition, the balance sheet has been updated and this amount is reflected in the period presented. Further, the Company has added a new section titled “Manufacturing” on page 33 to clarify its business relationships with distilleries, partnership agreements, bottling arrangements, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations For the Period Ended December 31, 2020 Compared to the Period Ended December 31, 2019 Results of Operations, page 40

3. Please re-label the header for this section to reflect the periods of 2019 and 2018 rather than 2020.

The Company has re-labelled the header for this section to reflect the periods of 2019 and 2018 rather than 2020.

Financial Statements

Independent Accountant's Report, page 54

4.	Please have your auditor provide you with a revised audit opinion the complies with Auditing Standard 3101. Specifically, paragraph 9(f) of AS 3101, which addresses the basis for the auditor's opinion.

The Company respectfully points out that Auditing Standard 3101 governs the audit report format for audits performed in accordance with PCAOB standards. The Company’s auditor has performed the audit in accordance with auditing standards of the American Institute of Certified Public Accountants (AICPA) (U.S. Generally Accepted Auditing Standards or GAAS). The format of the audit report complies with AICPA standards for audits of entities with fiscal years ended December 31, 2019. Based on SEC guidance, the auditor understands that AICPA audits are permitted for the purposes of Regulation A: https://www.sec.gov/info/smallbus/secg/regulation-a-amendments-secg.shtml:

Balance Sheet, page 55

5.	We note the amounts reflected on the balance sheet for Member's Equity and Retained Earnings do not agree to the amounts reflected in the columns presented in the Statements of Changes in Shareholder's Equity. It appears the labels are reversed. Please also consider consistent labeling of these line items in your financial statements. We note your interim financial statements refer to "Members' Capital" and an "Accumulated Deficit", despite reflecting retained earnings.

The Company has corrected the labels and changed the wording form "Accumulated Deficit" to "Retained Earnings/(Accumulated Deficit)."

Significant Accounting Policies

Recently Issued and Adopted Accounting Pronouncements, page 60

6.	Please expand your disclosure of your pending adoption of ASC 606 – Revenue Recognition. The guidance for ASC 606 is effective for annual periods beginning after December 15, 2019 and interim reporting periods within annual reporting periods beginning after December 15, 2020.

The Company has made the requested changes to the footnote and added the following language: "The FASB issued ASU 2020-05 to provide one-year deferral of the effective date of ASC 606, Revenue from Contracts with Customers. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company does not expect the implementation of the standard to have a material impact on its financial statements."

Note 3 - Inventory, page 61

7.	Please explain to us why you have classified the majority of your inventory as work in progress. Based on other disclosures in your filing, it appears you are an importer of finished products.

The Company imports, from Mexico and manufactures, in Mexico its own proprietary brand products, bottled at Tequila Selecto De Amatitan and warehouses rented by the Company.  The Company purchases raw goods, bottles, labeling, closures, boxes and raw tequila in Mexico. The Company designates that inventory as  “work in progress” as it goes through the continuum of its manufacturing process until it reaches the status of a finished goods.   The Company owns the raw materials that it manufactures in Mexico and imports it as finished goods.

Financial Statements

Interim Financial Statements

Balance Sheets, page 65

8.	Please note, balance sheets as of September 30, 2019 and December 31, 2018, are not required to be presented alongside your September 30, 2020 and December 31, 2019 balance sheets in your interim financial statements.

The Company has updated the filing and has provided audited financial statements for the years ended December 31, 2020 and December 31, 2019.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law, LLP

cc: Richard Gamarra

Chief Executive Officer, California Tequila, Inc.

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

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